Exhibit 99.3

Annual Certification by Officer
For the Year Ended December 31, 2006

United States Department of Education
College and University Facility Loan Trust Two

Pursuant to Section 206 and 207 of the Servicing Agreement, I attest that:

(i)

A review of the activities and performance of Capmark Finance Inc. as Servicer during the period under this Servicing Agreement, has been made under my supervision, and, to the best of my knowledge, based on such review, Capmark Finance Inc. as Servicer, has fulfilled in all material respects, all of its duties, responsibilities, or obligations under this Servicing Agreement throughout the period.

(ii)	I confirm that Capmark Finance Inc. as Servicer is in compliance with the requirements of Section 202.

Capmark Finance Inc.

By:	Mark E. McCool
Title:	Senior Vice President
Date:	February 20, 2007

.3G

Real Estate Finance, Investments, Services	Capmark Finance Inc. 200 Witmer Road Horsham, Pa 19044